VANC Receives Recommendation from Glass Lewis

Encourages shareholders to vote PINK to Stop

the Aziz Group from Gaining Control

September 7, 2017 – VANC Pharmaceuticals Inc. (the “VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announced today that Glass, Lewis & Co., LLC (the "Glass Lewis"), a leading independent international corporate governance analysis and proxy advisory firm, has recommended that its clients vote the PINK proxy in support of VANC's nominees for the Board of Directors at the upcoming Annual General and Special Meeting of Shareholders (the "Meeting"). Glass Lewis also recommended that shareholders re-approve VANC's Stock Option Plan.

Glass Lewis made its recommendations after reviewing the issues raised by VANC regarding the proxy contest with Union Venture Trading SA ("Union") and the lack of any disclosure by Union regarding its plans for VANC or its responses to the concerns raised by management of VANC.

"We welcome Glass Lewis' independent validation that the qualified VANC nominees are best positioned to deliver positive results and protect the interests of all shareholders," said Bob Rai, Chief Executive Officer of VANC. "We are confident that our shareholders will also recognize the danger posed by the Aziz Group and follow Glass Lewis' recommendation to vote the PINK proxy to protect the future of VANC".

In recommending that its clients vote the PINK proxy FOR VANC's nominees, Glass Lewis made the following points*:

•"Union has not, to date and to the best of our knowledge, submitted substantive arguments in relation to its purported attempt to remove and replace the existing directors of VANC."

•"Union has not, to date and to the best of our knowledge, submitted strategic or financial plans in connection with the current campaign."

•"We believe Union's campaign – inferred almost entirely through VANC's rebuke – should be considered a non-starter."

•"We have been unable to locate publicly filed materials spelling out, among other things, Union's central arguments, its plans for VANC, the credibility and background of its nominees or any salient responses to the litany of concerns raised by VANC management."

•"We are generally inclined to conclude these substantial issues materially fail to support the reasoned election of even a sole dissident candidate, much less a completely new board."

•"In the absence of considerably expanded disclosure, we see no cause to support Union's campaign or take any voting action that would introduce the risk of electing a dissident candidate at this time."

Shareholders are urged to vote the PINK proxy in support of VANC's qualified nominees well in advance of the voting deadline of 10:00 AM (Vancouver time) on Wednesday, September 13, 2017. The Meeting is scheduled to take place on September 15, 2017. Shareholders who have questions or require assistance with voting may contact Computershare Investor Services Inc. at 1-800-564-6253 (within North America) or 1-514-982-7555 (outside of North America).

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

*Permission to quote from Glass Lewis report was neither sought nor obtained.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include VANC's nominees' and management's ability to create long term value, the actions of the Aziz Group and its nominees and their effects on shareholders, the benefits of the anticipated actions of VANC's nominees, and the effects of the replacement of VANC's nominees on the VANC board by Union's nominees.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. The forward-looking statements and information are made as of the date of this news release and are based on understandings and reasonable assumptions, beliefs, opinions and expectations of the board of directors at the time they were made. These assumptions, which include VANC's current expectations, estimates and assumptions about its business and the markets VANC operates in or is planning to operate in, the North American economic environment, the market for over-the-counter and generic drugs and point-of-care technologies in Canada, VANC's ability to obtain financing, VANC's ability to implement its business strategies and complete proposed acquisitions, and VANC's ability to manage its assets and operating costs, may prove to be incorrect. Readers are also cautioned to consult VANC's public filings available on SEDAR at www.sedar.com, which outline additional risks and assumptions. No forward-looking statement is a guarantee of future results. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements and information are based will occur. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits VANC will obtain from them.

The forward looking statements reflect VANC's current views and are based on certain assumptions and speak only of the date hereof. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.